January 8, 2020

John Maatta
Chief Executive Officer
Wizard Entertainment, Inc.
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049

       Re: Wizard Entertainment, Inc.
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed December 26, 2019
           File No. 024-11070

Dear Mr. Maatta:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2019 letter.

Form 1-A/A filed December 26, 2019

Compensation of Directors and Executives Officers, page 39

1.    Please provide the compensation disclosure required by Item 11(a)-(b) of
Part II of Form
      1-A for 2019, your last completed fiscal year.
 John Maatta
Wizard Entertainment, Inc.
January 8, 2020
Page 2

       Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any questions.



FirstName LastNameJohn Maatta                           Sincerely,
Comapany NameWizard Entertainment, Inc.
                                                        Division of Corporation
Finance
January 8, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName